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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*



                      L-3 Communications Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 502 424 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[x]  Rule 13d-1(d)


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502 424 104                13G                      Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert V. LaPenta

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           5,268,840
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,968,840
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            300,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,268,840

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.34%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.502 424 104                 13G                      Page 3 of 6 Pages



Item 1(a).  Name of Issuer:

            L-3 Communications Holdings, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            600 Third Avenue, New York, NY 10016


Item 2(a).  Name of Person Filing:

            Robert V. LaPenta


Item 2(b).  Address of Principal Business Office, or if None, Residence:

            600 Third Avenue, New York, NY  10016


Item 2(c).  Citizenship:

            United States


Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share


Item 2(e).  CUSIP Number:

            502 424 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No.502 424 104                 13G                      Page 4 of 6 Pages



     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          5,268,840 shares

     (b)  Percent of class:

          5.34%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                5,268,840

          (ii)  Shared power to vote or to direct the vote

                0


          (iii) Sole power to dispose or to direct the disposition of

                4,968,840

          (iv)  Shared power to dispose or to direct the disposition of

                300,000



Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Effective as of February 5, 2003, Mr. LaPenta entered into an additional variable prepaid forward agreement with respect to 300,000 shares, which is scheduled to expire on May 5, 2004.

CUSIP No.502 424 104                 13G                      Page 5 of 6 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10.  Certifications.

          Not applicable.

CUSIP No.502 424 104                 13G                      Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By:  /s/ Robert V. LaPenta
                                            ---------------------------
                                            Robert V. LaPenta

                                            Dated:  February 17, 2004